SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AIRGAS, INC.
(Name of Subject Company)

AIRGAS, INC.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

009363102
(CUSIP Number of Class of Securities)

Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283
(610) 687-5253
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Daniel A. Neff, Esq.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
(212) 403-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Our Rejection of Air Products’ Proposals

1 This presentation contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. These statements include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our stockholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; and our prospects for continued growth and stockholder value creation. We intend that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs; supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC. Forward-Looking Statements

ADDITIONAL INFORMATION This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of  Airgas has commenced at this time.  If a tender offer is commenced, Airgas may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”).  Any solicitation/recommendation statement filed by Airgas that is required to be mailed to stockholders will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY  IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.  In addition, Airgas may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. CERTAIN INFORMATION REGARDING PARTICIPANTS Airgas and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Airgas’ directors and executive officers in Airgas’ Annual Report on Form 10-K for the year ended March 31, 2009, which was filed with the SEC on June 1, 2009, and its proxy statement for the 2009 Annual Meeting, which was filed with the SEC on July 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available. 2

Why Airgas’ Board Has Rejected Air Products’ Proposals  Air Products’ proposals: Grossly undervalue Airgas Do not reflect value of Airgas’ industry-leading position and unrivaled platform Attempt to exploit a temporary valuation anomaly Do not reflect Airgas’ significant leverage to economic recovery Airgas’ standalone value proposition is superior to Air Products’ proposals Track record of double-digit growth 11% Revenue CAGR 17% EBITDA* CAGR 20% Diluted EPS CAGR Outstanding share price performance 4,201% total shareholder return since IPO 85% total shareholder return in past 5 years 3 Note: CAGR calculated over 2001-2009 period and based on company filings calendarized to December year end. Total shareholder return as of February 4, 2010 *See attached reconciliation of non-GAAP measures

Airgas’ Investment Highlights  The premier packaged gases company with leading market position in a consolidating industry Management and Board’s 11.8% equity ownership strongly aligns our interests with shareholders Organic growth in excess of end-market demand through leveraging existing infrastructure Unmatched product and service offerings serving customer base diversified across industries Poised to capitalize on substantial infrastructure investment and industry consolidation achieved over the last decade Early in company life cycle – significant value still to be realized from efficiency programs and transition to an “operating culture” Resilient financial performance and significant leverage to expected economic recovery 4

Background to Air Products’ Proposals

Background to Air Products’ Proposals (Continued)

Airgas’ Track Record of Creating Shareholder Value

8  Delivering Superior Growth to Shareholders  8  Revenue 2001-2009 CAGR  EBITDA (b) 2001-2009 CAGR  EBITDA – Capex (a) 2001-2009 CAGR  Note: Financial data based on calendar year end. See attached reconciliations for non-GAAP measures Capex net of  proceeds from sales of plant and equipment Airgas figures exclude loss due to debt extinguishment and multi-employer pension withdrawal charges  Diluted EPS reflects earnings per diluted share before the cumulative effect of change in accounting principle  Diluted EPS (c) 2001-2009 CAGR

Delivering Superior Value to Shareholders  9  Note: Market data as of February 4, 2010 Split-adjusted, since Airgas’ IPO in 1986. Total Shareholder Return calculated as share price plus dividends reinvested.  Excludes current S&P 500 constituents which were not public at January 1, 1987.

10 Airgas Is the Premier U.S. Packaged Gas Company

11 Unparalleled Distribution Platform 1,100+ Locations 850+ retail stores 325+ HP fill plants 16 ASU’s 19 acetylene plants 7 liquid CO2 production plants 65+ regional spec gas labs 9 national spec gas labs 6 hardgoods distribution centers  14,000+ Associates ~1,500 sales people (25% specialists)5,000+ drivers 10M+ Cylinders 13,000+ Bulk Tanks  5,000+ Vehicles Branch Location / Retail Store / Other  Air Separation Unit (“ASU”)  Hardgoods Distribution Center

12  Leader in Our Product and Service Offerings  12  Undisputed leader of the U.S. packaged gas market Leading position in U.S. packaged industrial, medical, and specialty gas market Significant position in U.S. bulk market Leading platform for U.S. refrigerants, ammonia, and process chemicals  A leading producer of various gases Fifth largest U.S. producer of atmospheric gases Leading U.S. supplier of liquid CO2 and dry ice Largest U.S. producer of nitrous oxide Leading supplier of hardgoods in U.S. Welding, safety and related MRO supplies Red-D-Arc® rental welders National platform supports multiple sales channels:  Branch-based field sales Retail stores Strategic Accounts Distributors  Telesales Catalog eBusiness

13  Growth Accelerators  13  Growth "Accelerators" Add 3-4% to Base Top-line Growth, and Result in Significant Earnings Growth Due to Airgas’ Operating Leverage

14 Broad Product and Service Offerings Delivered to Diversified Customer Segments

Airgas

Strategic Products Drive Above-Market Growth

	3-Year CAGR	3Q10 Organic Growth	3Q10 Seq. DSR Growth
Total Strategic Products	8%	-4%	2%
Total Same-Store Sales	5%	-14%	1%

Strategic Products represent ~40% of total sales and have strong growth profiles due to:

- *Favorable customer segments*
- *Application development*
- *Increasing environmental regulation*
- *Strong cross-sell*

Strategic Products	3-Year CAGR	3Q10 Organic Growth	3Q10 Seq. DSR Growth	Quarterly Sales Commentary / Long-Term Growth Accelerators
Safety Products	6%	-5%	3%	3Q10: Broad-based sequential increase in customer activity; continued strong existing customer penetration Long-term: Strong cross-sell, customer base under-penetrated
Bulk Gas	12%	-5%	5%	3Q10: Sequential improvement in industrial mfg, including steel, auto, and alt. energy; continued strength in food-freezing Long-term: Application growth, engineering solutions, sales force presence in the field
Medical Sales	8%	2%	3%	3Q10: Slowing in elective and non-critical procedures more than offset by new customer signings Long-term: Population demographics for respiratory therapy, full range of supply modes, strong cross-sell
Specialty Gas	9%	-7%	4%	3Q10: Slowing in chemical processing industries YoY; demand for core spec gases, including EPA protocols, improving sequentially Long-term: Application growth, environmental regulations, enhanced capabilities
CO_2/Dry Ice	6%	-5%	-7%	3Q10: Difficult YoY comps due to prior year surcharges; sequential decline due to seasonality of business Long-term: Food product applications, beverage market

15

16  Fragmented and Still Consolidating Industry 16 Focused on the core U.S. packaged gas and welding hardgoods business Highly fragmented, more than 900 packaged gas distributors Independent distributors account for about 50%, half of which is comprised of the largest 100 independents 100 largest average $30mm annual revenue Balance averages $4.5mm annual revenue  Local, service-intensive business, compete in geographic radius of about 50 – 75 miles Airgas is strategically positioned as the preferred acquiror

17 Acquisitions have helped drive growth and expand our product offering Proven ability to buy and build 17 Growth Through Acquisition Integration

 18 * See attached non-GAAP reconciliations.  Profitability preserved in extraordinarily difficult economic environment Stable cylinder and cryogenic tank rental revenue Quick, effective expense reduction Strategic Accounts / Products outperformed core industrial business 3Q10 – first sequential improvement in daily sales since 2Q09  Durable Business Model Across Economic Cycles

19  Cost Savings Programs Drive Margin Improvement Body:  Established goal of $25M annual run-rate operating efficiencies by September 2010 Have achieved over $25M savings Routing logistics  $7M+ Cylinder testing  $6M+  Freight  $5M+ Plant studies  $3M+ Fuel  $2M+ Indirect spend  $2M In December 2009, announced new savings target of $40M over next 4 years Logistics, plant studies and cylinder testing will drive savings Approximately $10M each year

20 * Operating Cash Flow and Capex are presented on an adjusted basis.  Reconciliations to comparable measures under GAAP are attached.  Growing Free Cash Flow During Recession  TTM 12/31/09      FCF = $446M Debt paydown $298M Acquisitions $96M Dividends $57M Track record of managing capex and working capital in slower macroeconomic growth periods to maximize  free cash flow for our shareholders

Airgas

We Remain Highly Confident in Our Mid-Term Financial Goals

TTM 9/30/09	Assumptions	FY13-14 Goals
Sales $4B	• Acquired Sales CAGR ~3% • SSS CAGR ~5%-7%	Sales $5.5B+
Operating Margin 11.5%	• Cost Savings Initiatives ~60-80 bps • Op. Leverage on Sales Growth ~100-150 bps	Operating Margin 13%-14%
ROC* 10.8%	• Revenue Growth • Op. Margin Expansion • Capex 5-6% of sales	ROC* 14.5%-15.5%

Additional Assumptions

- Core products CAGR 3-5%; Strategic Products CAGR 7-9%
- $150M in sales acquired annually
- Non-Tech IP avg annual growth rate 2-3%

*See attached non-GAAP reconciliations

21

22  Significant Upside Remains for Airgas Shareholders  Acquisition opportunities still abundant in a highly-fragmented industry – considerable leverage to our premier distribution infrastructure Sales & marketing alignment by customer segment only recently expanded to all target segments – tremendous leverage to fast-growing Strategic Accounts program Transition to customer-centric operating culture will enhance cross-sell opportunities for an already compelling product and service offering Strategic Products growth will outperform the core business during the economic recovery SAP platform to unlock significant yet-to-be-quantified incremental benefits – provide upside to our mid-term financial targets Agility to identify and quickly integrate adjacencies continues to present new growth opportunities – a multitude of logical adjacencies remain Growth in adjacencies like refrigerants and diesel exhaust fluid will accelerate under tighter regulatory standards in the next several years

23 Why Air Products’ Proposals Are Opportunistic

24  Market Perspectives on Air Products’ Opportunistic Proposal Body: “Air Products’ bid to acquire Airgas is a take-under.”   – Mark Gulley, Soleil Securities, 5 February 2010 “While $60 is a 38% premium, ARG’s stock was already there less than 18-months ago."   – Edward Yang, Oppenheimer, 5 February 2010 “FY11 earnings estimates do not likely fully reflect ARG's earnings power.”  – Michael Sison, KeyBanc, 5 February 2010   “The move is a bit surprising to us, since Air Products got out of the packaged gases business several years ago by selling its business to Airgas ... our concern is why did Air Products sell the business in the first place, only to reacquire it later?” – P.J. Juvekar, Citi, 5 February 2010 “Moody’s Investors Service downgraded the ratings of Air Products’ senior unsecured ratings to A3 from A2 and its short-term ratings for commercial paper to Prime-2 from Prime-1.”  – John Rogers, Moody’s Investor Service, 5 February 2010

25  Air Products Admits Its Proposals Are Opportunistic  Body: “Timing is excellent” – Air Products investor presentation, 5 February 2010  “We believe the timing of the combination is ideal.  The economy is just beginning to emerge from recession” – John McGlade, Air Products Chairman, President and CEO, Air Products press release, 5 February 2010  “We said how much can we give to the Airgas shareholders and still have this be a very, very good deal for the Air Products shareholders” – Paul Huck, Air Products SVP & CFO, Air Products investor call, 5 February 2010

 26  Air Products’ Proposals Are Opportunistic and Grossly Undervalue Airgas  Air Products’ proposals:  Grossly undervalue Airgas Do not reflect value of Airgas’ industry-leading position  and unrivaled platform Attempt to exploit a temporary valuation anomaly Do not reflect Airgas’ significant leverage to economic recovery  Airgas’ standalone value proposition is superior to Air Products’ proposals Track record of double-digit growth in revenues, EBITDA,  EPS and cash flow Superior share price performance and total returns to shareholders  26

27  Airgas’ Stock Price Has Consistently Outperformed…  27  Indexed Price Performance to February 4, 2010  Airgas Has Delivered Consistently Superior Share Price Performance  Source: Bloomberg as of February 4, 2010

28  …Driving Superior Total Shareholder Returns in Nearly Every Measurable Period  28  Source: Company filings and FactSet data Note: Total Shareholder Return calculated as share price plus dividends reinvested.  Cumulative Total Shareholder Return to January 1, 2010

 29  Airgas Has Significantly Outperformed  Air Products  29  Revenue 2001-2009 CAGR  EBITDA * 2001-2009 CAGR  EBITDA * – Capex  2001-2009 CAGR  Source: Financials based on company filings calendarized to December year end.  * See attached reconciliation of non-GAAP measures.  Diluted EPS  2001-2009 CAGR

30  Airgas’ Superior Track Record in Executing Acquisitions  30  Source: Company public filings (1) Includes impairment charge on sale of U.S. Healthcare operations in 2009 and HPPC Business in 2007. Excludes charges and losses on currency hedges related to aborted BOC transaction. (2) Defined as acquisiton and restructuring related charges as percentage of total disclosed value of acquisitions.

31 Proposals Exploit Airgas’ Only Significant Annual EBITDA Decline in 22 Years  31  Source: Financials per company filings based on March fiscal year end. * See attached reconciliation of non-GAAP measures.   Annual EBITDA by Fiscal Year*  TTM Dec 31, 2009

32  A Temporary Market Overreaction  Source: Bloomberg; market data as of February 4, 2010  $43.53  Airgas Stock Price January 15 – February 4

33  Airgas Is Significantly Leveraged to the U.S. Economic Recovery   33  Note: GDP forecasts per Bloomberg consensus as of February 9, 2010. Airgas estimates per IBES as of February 4, 2010.  EBITDA calendarized to December  year end

34  Same-Store Sales Are Beginning to Rebound  Our Same-Store Sales Grow in Excess of Non-Tech Industrial Production, Which Has Now Troughed and Begun to Demonstrate Quarterly Growth

35  Now Is Precisely the Wrong Time to Sell Airgas  35  Share Price Indexed to Peak 1998-2004  EPS Indexed to Peak 1998-2004 Airgas’ EPS and Share Price Performance Recover Late in the Cycle but Perform Strongly in Periods of Economic Recovery and Expansion  Sources: Bloomberg, CapitalIQ

36 Conclusion

37  Air Products’ Proposals Are Opportunistic and Grossly Undervalue Airgas  Air Products’ proposals:  Grossly undervalue Airgas Do not reflect value of Airgas’ industry-leading position and unrivaled platform Attempt to exploit a temporary valuation anomaly Do not reflect Airgas’ significant leverage to economic recovery  Airgas’ standalone value proposition is superior to Air Products’ proposals Track record of double-digit growth 11% Revenue CAGR 17% EBITDA* CAGR 20% Diluted EPS CAGR Outstanding share price performance 4,201% total shareholder return since IPO 85% total shareholder return in past 5 years    37  Note: CAGR calculated over 2001-2009 period and based on company filings calendarized to December year end. Total shareholder return as of February 4, 2010  *See attached reconciliation of non-GAAP measures
Airgas’ significant leverage to economic recovery  Airgas’ standalone value proposition is superior to Air Products’ proposals Track record of double-digit growth 11% Revenue CAGR 17% EBITDA* CAGR 20% Diluted EPS CAGR Outstanding share price performance 4,201% total shareholder return since IPO 85% total shareholder return in past 5 years

38 Appendix

39  Reconciliation: Return on Capital  The Company believes this return on capital computation helps investors assess how effectively the Company uses the capital invested in its operations. Our management uses return on capital as a metric for determining employee compensation.  Non-GAAP numbers should be read in conjunction with the GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.  It should be noted as well that our return on capital information may be different from the return on capital computations provided by other companies.   Quarterly averages used in the computation of return on capital above reflect the impact of material acquisitions as of their acquisition date.

40  Reconciliation: Net Earnings to Adjusted EBITDA  The Company believes this presentation of adjusted EBITDA helps investors better assess earnings quality. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.  It should be noted as well that our adjusted EBITDA metric may be different from adjusted EBITDA metrics provided by other companies.

41 Reconciliation: Diluted Earnings per Share

42  Reconciliations: Adjusted EBITDA and Adjusted EPS  The Company believes this presentation of Adjusted EBITDA helps investors better assess earnings quality.  The Company believes that adjusted earnings per diluted share provides investors meaningful insight into the Company's earnings performance without the impact of debt extinguishment and multi-employer pension plan withdrawal charges.  Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.  It should be noted as well that our adjusted earnings per diluted share metric may be different from adjusted earnings per diluted share metrics provided by other companies.  189  49

43  Reconciliation: Free Cash Flow  43  The Company believes that free cash flow and adjusted cash from operations provide investors meaningful insight into the Company's ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategy, including acquisitions, the prepayment of debt, or to support other investing and financing activities.  Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures.  It should be noted as well that our free cash flow and adjusted cash from operations metrics may be different from free cash flow and adjusted cash from operations metrics provided by other companies.

44 Reconciliation: Quarterly Free Cash Flow The Company believes that free cash flow and adjusted cash from operations provide investors meaningful insight into the Company's ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategy, including acquisitions, the prepayment of debt, the payment of dividends, or to support other investing and financing activities. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our free cash flow and adjusted cash from operations metrics may be different from free cash flow and adjusted cash from operations metrics provided by other companies.

45  Reconciliation: Annual EBITDA  The Company believes Adjusted EBITDA provides investors meaningful insight into the Company’s ability to generate cash from operations to support required working capital, capital expenditures and financial obligations.